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[LOGO]
CONSTELLATION 3D, INC.

www.c-3d.net
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                                                         Please respond to:
                                                         ------------------
                                                805 Third Avenue - 14th Floor
                                                New York, NY 10022
                                                Tel. (212) 308-3572
                                                Fax (212) 308-3573


Securities and Exchange Commission                   October 31, 2001
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Constellation 3D, Inc.
         Registration Statement on Form S-3
         File No. 333-69162 filed September 7, 2001

Ladies and Gentlemen:

         In accordance with Rules 477 and 478(c) under the Securities Act of 1933, as amended, Constellation 3D, Inc. hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement is being withdrawn in response to the request of the SEC staff. No securities were sold in connection with the offering to which the Registration Statement related.


Very truly yours,


/s/ Leonardo Berezowsky
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Leonardo Berezowsky
Chief Financial Officer